UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REPAY HOLDINGS CORPORATION
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76029L100
(CUSIP Number)

December 31, 2019**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Schedule 13G amendment is being filed to report the Reporting Persons’ beneficial ownership as of December 31, 2019.  The Reporting Persons previously filed a Schedule 13G amendment on November 1, 2022, to report the Reporting Persons’ beneficial ownership as of December 31, 2020.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of  21 Pages
Exhibit Index: Page 19

CUSIP No 76029L100	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL PRIVATE CREDIT FUND II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
387,038

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
387,038

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
387,038

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,597

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,597

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,597

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
60,365

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
60,365

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,365

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL PRIVATE CREDIT FUND III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
668,925

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
668,925

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
668,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
158,925

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
158,925

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL FUND SV S.a.r.l. – FUND III (UNLEVERAGED) COMPARTMENT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
156,237

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
156,237

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,237

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL PRIVATE CREDIT FUND III (LUX) FINANCING HOLDCO LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
265,913

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
265,913

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,913

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE PRIVATE CREDIT FUND A LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
750,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
750,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSONS
MONROE CAPITAL MANAGEMENT ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,988,058*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,988,058*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,058*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes the Reporting Person’s 50% interest in shares of the Issuer’s Class A common stock held in the name of Monroe Capital LLC.

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 11 of 21 Pages

1	NAMES OF REPORTING PERSONS
THEODORE KOENIG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,476,116*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,476,116*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,476,116*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

*Solely to the extent of Mr. Koenig’s control and ownership interest in Monroe Capital Management Advisors, LLC and MC Opportunities Fund LP.

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSONS
MC OPPORTUNITIES FUND LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
488,058*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
488,058*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
488,058*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes the Reporting Person’s 50% interest in shares of the Issuer’s Class A common stock held in the name of Monroe Capital LLC.

(1) This percentage is calculated based upon 37,530,568 shares of the Issuer’s Class A common stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 13 of 21 Pages

Item 1(a).	Name of Issuer:

Repay Holdings Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305

Item 2(a).	Name of Person Filing

This Statement is filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Monroe Capital Private Credit Fund II LP (“Credit Fund II”);
(ii)	Monroe Capital Private Credit Fund II (Unleveraged) LP (“Unleveraged Credit Fund II”);
(iii)	Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP (“Unleveraged Offshore Credit Fund II”);
(iv)	Monroe Capital Private Credit Fund III LP (“Credit Fund III”);
(v)	Monroe Capital Private Credit Fund III (Unleveraged) LP (“Unleveraged Credit Fund III”);
(vi)	Monroe Capital Fund SV S.a.r.l. – Fund III (Unleveraged) Compartment (“Unleveraged Offshore Credit Fund III”);
(vii)	Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP (“Lux Credit Fund III”);
(viii)	Monroe Private Credit Fund A LP (“Credit Fund A”);
(ix)	Monroe Capital Management Advisors, LLC (“MCMA”);
(x)	Theodore Koenig; and
(xi)	MC Opportunities Fund LP (“MC Opportunities”).

Each of Credit Fund II, Unleveraged Credit Fund II, Unleveraged Offshore Credit Fund II, Credit Fund III, Unleveraged Credit Fund III, Unleveraged Offshore Credit Fund III, Lux Credit Fund III, and Credit Fund A (collectively, the “Funds”), MCMA, Mr. Koenig, and MC Opportunities are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this amendment No. 2 Schedule 13G (“Amendment No. 2”) as Exhibit A.

This Statement relates to the Common Stock (as defined herein) held directly by the Funds and Monroe Capital LLC. MCMA serves as investment adviser to each of the Funds and, in such capacity, may be deemed to beneficially own the shares of Common Stock held directly by each of the Funds. Mr. Koenig is the President and Chief Executive Officer of MCMA and, due to his control and ownership interests in MCMA, may be deemed to beneficially own the shares of Common Stock held directly by each of the Funds. MC Opportunities is the personal investment vehicle of Mr. Koenig. Mr. Koenig may be deemed to beneficially own the shares of Common Stock held directly by MC Opportunities due to his control and ownership interests in MC Opportunities.  Each of MCMA and MC Opportunities have a 50% interest in the shares of Common Stock held directly by Monroe Capital LLC, an affiliate of MCMA. Mr. Koenig may be deemed to beneficially own the shares of Common Stock held directly by Monroe Capital LLC due to his control and ownership interests in MCMA and MC Opportunities.

SCHEDULE 13G
CUSIP No 76029L100	Page 14 of 21 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Monroe Capital Management Advisors, LLC, 311 South Wacker Drive, Suite 6400, Chicago, IL 60606.

Item 2(c).	Citizenship:

See responses to Item 4 on each Reporting Person’s cover page.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

76029L100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, the Funds may collectively be deemed the beneficial owners of 2,500,000 shares of Common Stock, Mr. Koenig may be deemed the beneficial owner of 3,476,116 shares of Common Stock, MCMA may be deemed the beneficial owner of 2,988,058 shares of Common Stock, MC Opportunities may be deemed the beneficial owner of 488,058 shares of Common Stock.

Item 4(b)	Percent of Class:

As of December 31, 2019, the Funds may collectively be deemed the beneficial owners of approximately 6.7% of the shares of Common Stock outstanding, Mr. Koenig may be deemed the beneficial owner of approximately 9.3% of the shares of Common Stock outstanding, MCMA may be deemed the beneficial owner of approximately 8.0% of the shares of Common Stock outstanding, and MC Opportunities may be deemed the beneficial owner of approximately 1.3% of the shares of Common Stock outstanding. These percentages have been calculated based on the 37,530,568 shares of Common Stock outstanding as of December 31, 2019, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

SCHEDULE 13G
CUSIP No 76029L100	Page 15 of 21 Pages

Item 4(c)	Number of Shares as to which such person has:

Mr. Koenig
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,476,116
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,476,116

MCMA:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,988,058
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,988,058

MC Opportunities:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	488,058
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	488,058

Each of the Funds:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,500,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,500,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable*

*This Schedule 13G amendment reports the Reporting Persons’ beneficial ownership as of December 31, 2019, at which time the Reporting Persons beneficially owned more than five percent of the Common Stock outstanding.  On November 1, 2022, the Reporting Persons filed a Schedule 13G amendment reporting the Reporting Persons’ beneficial ownership as of December 31, 2020, at which time the Reporting Persons beneficially owned less than five percent of the Common Stock outstanding; as such, that Schedule 13G served as an exit filing and Item 5 was affirmatively checked.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

SCHEDULE 13G
CUSIP No 76029L100	Page 16 of 21 Pages

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 17 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2022

MONROE CAPITAL PRIVATE CREDIT FUND II LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND III
LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

Page 18 of 21 Pages

MONROE CAPITAL FUND SV S.a.r.l., acting in respect of its Fund III (Unleveraged) Compartment
By:	MONROE CAPITAL MANAGEMENT ADVISORS, LLC, as Investment Manager
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III (LUX) FINANCING HOLDCO LP
By:	MONROE CAPITAL PRIVATE CREDIT FUND III (LUX) FINANCING HOLDCO GP LLC, as its general partner
By:	MONROE CAPITAL MANAGEMENT ADVISORS LLC, as Manager
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

MONROE PRIVATE CREDIT FUND A LP
By:	MONROE PRIVATE CREDIT FUND A LLC, its general partner
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL MANAGEMENT ADVISORS, LLC
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

THEODORE KOENIG
By:	/s/ Theodore Koenig
Name: Theodore Koenig

MC OPPORTUNITIES FUND LP
By:	MC OPPORTUNITIES FUND GP LLC, as its general partner
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Manager

Page 19 of 21 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	19-20

Page 20 of 21 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Each of the parties to the joint filing agreement (the “Agreement”), dated as of December 14, 2022, hereby acknowledge and agree that the foregoing statement on Schedule 13G related to the shares of Class A common stock, $0.0001 par value, of Repay Holdings Corporation is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: December 14, 2022

MONROE CAPITAL PRIVATE CREDIT FUND II LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND II LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III LP
	By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC, its general partner
	By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

Page 21 of 21 Pages

MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP
By:	MONROE CAPITAL PRIVATE CREDIT FUND III LLC, its general partner
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL FUND SV S.a.r.l., acting in respect of its Fund III (Unleveraged) Compartment
By:	MONROE CAPITAL MANAGEMENT ADVISORS, LLC, as Investment Manager
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

MONROE CAPITAL PRIVATE CREDIT FUND III (LUX) FINANCING HOLDCO LP
By:	MONROE CAPITAL PRIVATE CREDIT FUND III (LUX) FINANCING HOLDCO GP LLC, as its general partner
By:	MONROE CAPITAL MANAGEMENT ADVISORS LLC, as Manager
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

MONROE PRIVATE CREDIT FUND A LP
By:	MONROE PRIVATE CREDIT FUND A LLC, its general partner
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President & Chief Executive Officer

MONROE CAPITAL MANAGEMENT ADVISORS, LLC
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

THEODORE KOENIG
By:	/s/ Theodore Koenig
Name: Theodore Koenig

MC OPPORTUNITIES FUND LP
By:	MC OPPORTUNITIES FUND GP LLC, as its general partner
By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Manager